UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM SD SPECIALIZED DISCLOSURE REPORT

AVON PRODUCTS, INC.
(Exact name of registrant as specified in its charter)
New York
(State or other jurisdiction of incorporation or organization)
1-4881
Commission file number
13-0544597
(IRS Employer Identification No.)
777 Third Avenue, New York, N.Y. 10017-1307
(Address of principal executive offices) (Zip Code)
James Scully (212) 282-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

INFORMATION TO BE INCLUDED IN THE REPORT
This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

When used in this report, the terms "Avon," the "Company," "we," "our" or "us" mean, unless the context otherwise indicates, Avon Products, Inc. and its consolidated subsidiaries.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
2015 Overview
Avon supports ending the violence and human rights violations in the Democratic Republic of Congo and adjoining countries (each a “covered country” and collectively, the “covered countries”) and, as described herein, has taken steps since 2014 to strengthen our supply chain due diligence capability and traceability with respect to certain “conflict minerals,” which include cassiterite, columbite-tantalite (coltan), gold, and wolframite and their derivatives, tin, tantalum, and tungsten. Avon’s conflict minerals position statement is available at http://www.avoncompany.com/corporate-responsibility/about-cr/positions-policies/conflict-minerals/

We are a global manufacturer and marketer of beauty and related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare (which includes personal care), fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Both product categories consist of products that include conflict minerals in their creation. For example, some of our raw ingredients used in the manufacture of certain color and skincare products in our Beauty category contained tin or gold. Other minerals may be used indirectly as a catalyst in the production of Beauty products. In addition, certain jewelry, electronic and other products within the Fashion & Home category also contain these minerals.

In accordance with the Rule, we have determined that conflict minerals are necessary to the functionality or production of certain products manufactured and/or contracted to be manufactured by us during the 2015 compliance period. We, therefore, conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether any conflict minerals originated in a covered country or are from recycled or scrap sources (as defined by paragraph (d)(6) of Item 1.01 of Form SD).
Description of RCOI
To the best of our knowledge, Avon did not source any minerals, including conflict minerals, directly from mines, smelters or refiners. Avon conducted supply chain diligence for the 2015 compliance period in order to engage with suppliers and acquire information regarding the potential use and source of conflict minerals in products that they provide to Avon.
Targeted Suppliers
We surveyed all tier-one direct suppliers deemed to be in-scope in our Beauty and Fashion & Home products as part of our review of our supply chain. We also surveyed contract manufacturers of Beauty products who may acquire and/or manufacture products at Avon’s direction.
In line with our objective of enhancing supply chain traceability and transparency and engaging suppliers, we determined that it would be appropriate to include in the RCOI direct suppliers of raw ingredients and Fashion and Home products, as well as contract manufacturers, who sold products to us during the 2015 compliance period, even if in certain instances it was unlikely that such suppliers provided us with products containing conflict minerals. We undertook a risk-based approach to identify active suppliers in 2015 by considering a number of factors based on available sourcing information maintained by the company.
In total, Avon targeted 413 suppliers to participate in the RCOI.
Supplier Engagement

We asked suppliers to complete an online conflict minerals survey (the “Survey”) using the Conflict Mineral Reporting Template developed by the Conflict Free Sourcing Initiative (the “Survey”). The Survey includes questions regarding the use and origin of conflict minerals used in products supplied to Avon. In addition, the Survey seeks information with respect to a supplier’s policies, processes and due diligence efforts regarding conflict minerals, including engagement with its own direct suppliers.
To encourage awareness and to inform suppliers who may be unfamiliar with conflict minerals and the Rule, Avon provided background information on the Rule. In addition, we provided step-by-step instructions for accessing and responding to the Survey. Avon continued to manage a dedicated mailbox for supplier questions about the conflict minerals or for assistance in completing the Survey.

Non-responsive suppliers received up to three e-mail reminders to complete the Survey and then an escalation letter for suppliers that were still not responsive after the final survey submission deadline. In addition, Avon employees with responsibility for the supplier relationship conducted periodic outreach with non-responsive suppliers to follow-up and drive Survey completion.

RCOI Results

Of the 413 suppliers targeted, 296 provided timely responses which represent a response rate of 72%, compared to 75% for the prior year.
271 of the suppliers who submitted responses note that their products do not contain any conflict minerals, and 25 suppliers responded stating that they manufactured, or contracted to manufacture, products that contained conflict minerals. Of these 25 suppliers, 3 suppliers indicated potential sourcing of conflict minerals from the Covered Countries and specified smelters that are on the Conflict Free Smelter Program (“CFSP”) list.
We are currently unable to determine specifics on the mine location and country of origin for the conflict minerals used in our products. As a result, we are unable to conclude with certainty that none of the conflict minerals in our products originated in a covered country.
The Company has, therefore, exercised due diligence on the source and chain of custody of these Conflict Minerals as described in Exhibit 1.01 (the “Conflict Minerals Report”).
This Form SD and the Conflict Minerals Report are available at http://www.avoncompany.com/corporate-responsibility/about-cr/positions-policies/conflict-minerals/

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Avon Products, Inc.
(Registrant)
/s/ James S. Scully
Name: James S. Scully
Title: Executive Vice President, Chief Operating Officer & Chief Financial Officer
Date: May 26, 2016